EXHIBIT 99.1

Mogo to enter $4+ trillion Canadian Wealth Management

Industry with acquisition of Leading Saving and Investing App,

Moka Financial Technologies Inc.

•	Will increase Mogo’s member base to more than 1.7 million with addition of Moka’s more than 500,000 members
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Acquisition will form core of MogoWealth, leveraging Moka’s investing platform & team, which includes over $250 million of AUM along with registered portfolio management capabilities throughout Canada & Europe

•	Will accelerate planned launch of Mogo’s free stock trading solution, further expanding Mogo’s digital wallet capabilities
•	The $64 million all-stock transaction will bring new Mogo shareholders including Desjardins Capital, National Bank of Canada and Ferst Capital Partners

All figures in Canadian $

Vancouver, British Columbia, March 23, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced it has entered into a binding letter of intent to acquire 100% of Moka Financial Technologies Inc. (“Moka”), one of Canada's leading saving and investing apps, in an all-stock transaction. The proposed acquisition will increase Mogo’s member base by over 40% to more than 1.7 million and expand Mogo’s wealth offering to include saving and investing products. In addition, the acquisition will accelerate Mogo’s plan to launch a free stock trading solution for Canadians which will further solidify Mogo’s position as the most comprehensive digital wallet in Canada. The two companies expect to complete a definitive agreement and close the transaction in Q2 2021.

Montreal-based Moka launched in 2017 with the social mission to help millennials achieve their financial goals, and it has since been downloaded by over 1 million consumers and earned thousands of 5-star reviews. The Moka app has become one of Canada’s most popular investing apps due to its roundup feature, which automatically rounds up daily purchases and invests the spare change in personalized, diversified portfolios of low-cost Exchange-Traded Funds. Moka members can invest through a TFSA, RRSP or non-registered account. There is no financial knowledge, minimum investment or lifestyle change required to use Moka, so anyone can start saving and investing by downloading the app and simply linking an existing debit or credit card.

“This acquisition represents another significant milestone for Mogo on our journey to building the leading digital wallet for Canadians,” said David Feller, Mogo’s Founder and CEO. “Like Mogo, Moka is driven to help users improve their financial health, and they have built an innovative solution to enable consumers to easily save and invest money. By adding these digital saving and investing products – along with Moka’s technology platform and experienced fintech team – we will dramatically enhance what is already one of the most compelling and differentiated value propositions in Canadian finance. Moka will complement our existing MogoCrypto account and form the core of MogoWealth, making Mogo’s digital wallet the most comprehensive solution in Canada.”

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Philip Barrar, Founder & CEO of Moka, added: “We’re very excited to join Mogo, a fintech pioneer and one of Canada’s leading fintech companies. Moka has built a robust customer-centric technology platform and, as part of a larger, more diversified and well-capitalized digital platform, we enhance the opportunity to grow our business and, importantly, to give our members access to even more digital products and tools to improve their financial well-being. We look forward to bringing these two companies together.”

Greg Feller, President and CFO of Mogo, added: “This is a highly strategic acquisition for Mogo. In addition to adding capabilities in two large and important financial segments – saving and investing – we would immediately increase our member base by over 40%, accelerate the growth of our subscription & transaction-based revenue and increase Mogo’s total addressable market into the $4+ trillion wealth management business along with expansion into Quebec.  Following the Moka acquisition, we expect to further expand the MogoWealth product offering in 2021, including introducing a free stock trading solution to Mogo members.”

Moka currently has more than 500,000 active members and over 100,000 monthly subscription members, and the company generated approximately $6.5 million of revenue in 2020. Moka has approximately $250 million of assets under management and registered portfolio management capabilities throughout Canada and in Europe, where the company launched in France during 2020. Moka’s key investors include Desjardins Capital, the venture capital arm of North America's largest association of credit unions, NAventures, the venture capital division of National Bank of Canada, and Ferst Capital Partners, a private investment firm that specializes in consumer fintech and digital assets.

Following completion of the acquisition, it is expected that Philip Barrar, Founder & CEO of Moka, will join Mogo’s leadership team in a newly created role of Chief Innovation Officer. Dr. Liam Cheung, Chairman of Moka and partner at Moka shareholder Tactico, is expected to join Mogo’s board of directors. Cheung is a seasoned financial services entrepreneur and executive with over 25 years of experience. Prior to founding Tactico, he was instrumental in successfully establishing several new businesses for several brokerage and trading technology companies worldwide. Cheung was instrumental in founding Fidelity Clearing Canada, which provides clearing, custody and back-office support services to Canadian-based brokerage firms and the Canadian brokerage arms of U.S.-based firms. Previously, he was closely involved with JitneyTrade where he served as Chairman, during which time the company became one of the top ten highest volume trading firms in Canada. JitneyTrade was eventually sold to Canaccord Genuity in 2018.

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Transaction Overview

Pursuant to the binding letter of intent, Mogo has agreed to acquire all of the issued and outstanding shares of Moka in exchange for 5,000,000 common shares of Mogo (“Mogo Shares”) and the assumption of net debt of approximately $3.0 million (the “Acquisition”). The Acquisition is expected to be completed by way of a statutory plan of arrangement under the Canada Business Corporations Act whereby all of the issued and outstanding shares and convertible securities of Moka will be exchanged for Mogo Shares, which plan of arrangement will require court approval and the approval of the shareholders of Moka. Subject to further agreement of Mogo and Moka, the Acquisition may be structured as a business combination transaction other than a plan of arrangement (including, for greater certainty, a share exchange). The Acquisition is subject to regulatory approval, in addition to other customary closing conditions for a transaction of this nature, and is expected to close in the second quarter of 2021. The issuance of Mogo Shares under the Acquisition is subject to the approval of the Toronto Stock Exchange.

Moka’s senior management, board members, and key outside shareholders, representing more than two-thirds of Moka’s outstanding voting securities have entered into voting and support agreements agreeing to vote in favor of the Acquisition. All Mogo shares issued in the transaction will be subject to minimum six-month escrow restrictions with additional escrow and vesting restrictions for certain Moka employees and shareholders.

Mogo and Moka intend to enter into a definitive arrangement agreement (the "Definitive Agreement") in the near future, which will set out the detailed terms of the acquisition. Full details of the acquisition will be included in the Definitive Agreement.

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

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Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding completion of the Acquisition, the expansion of Mogo’s member base, the expansion of Mogo’s wealth offering, including the planned launch of Mogo’s free stock trading solution, the entering into the Definitive Agreement and receipt of court, regulatory and TSX approval in connection with the Acquisition. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC
Ben Shamsian
New York | Phoenix

646-829-9701
shamsian@lythampartners.com

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